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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -44018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2014_____ AND ENDING _____12/31/2014_____
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  MYD MARKET, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  608 Fifthe Avenue, Suite 602
  _____
                     (No. and Street)

  NEW YORK   NY   10020
  _____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  James Curran   212-424-2107
  _____
                                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  CITRIN COOPERMAN & COMPANY, LLP
  _____
                 (Name - *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  ☐ Certified Public Accountant
  ☒ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



AD
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OATH OR AFFIRMATION

I, ___Yan Assoun_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___MYD MARKET, INC,_____, as of
___December 31_____ 20 _14___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

CEO
Title

_____
Notary Public

JOSEPH A. MENDOLA
Notary Public, State of New York
No. 02ME4934409
Qualified in New York County
Commission Expires May 23, 20__

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report. Bound separately.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Review report of independent registered accountant
[X] (p) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MYD Market, Inc. And Affiliate

Combined Financial Statements And Supplementary Information

Year Ended December 31, 2014



MYD MARKET, INC. AND AFFILIATE

Contents





CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
MYD Market, Inc. and Affiliate

We have audited the accompanying combined statement of financial condition of MYD Market, Inc. and Affiliate as of December 31, 2014, and the related combined statements of comprehensive loss, changes in equity, and cash flows for the year then ended. These combined financial statements are the responsibility of MYD Market, Inc. and Affiliate's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of MYD Market, Inc. and Affiliate as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

The supplemental information contained in the schedules on pages 13 - 15 has been subjected to audit procedures performed in conjunction with the audit of MYD Market, Inc. and Affiliate's combined financial statements. The supplemental information is the responsibility of MYD Market, Inc. and Affiliate's management. Our audit procedures included determining whether the supplemental information reconciles to the combined financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the combined financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015



COMBINED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	617,931
Customers commissions receivable, net of allowance for doubtful accounts of $170,000		1,314,420
Deposit with clearing broker		50,066
Deferred tax asset		59,334
Prepaid expense and other assets		88,984
Property & Equipment, net		13,832
Total	$	2,144,567

LIABILITIES AND EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,101,961
Income taxes payable		97,183
		1,199,144

Equity:

Common stock - 200,000 shares authorized; $.001 par value, 14,493 shares issued and outstanding	145
Additional paid-in capital	1,405,745
Accumulated deficit	(219,767)
Member's capital	(221,038)
Accumulated other comprehensive income	(19,662)
Total equity	945,423

Total	$	2,144,567

See Accompanying Notes to Combined Financial Statements.



MYD MARKET, INC. AND AFFILIATE
COMBINED STATEMENT OF COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions	$	8,005,714
Interest and other income		1,678
Total revenues		8,007,392
Expenses:		
Employee compensation, benefits and related costs		5,158,881
Clearance and execution		1,417,060
Market data and technology		420,283
Professional fees		289,394
Rent, occupancy and related costs		160,828
Regulatory		54,963
Depreciation		28,212
Travel and entertainment		340,794
Communications		50,005
Office and other expenses		85,598
Provision for doubtful accounts		170,000
Total expenses		8,176,018
Loss before income tax expense		(168,626)
Provision for income taxes		125,699
Net loss		(294,325)
Other comprehensive loss, foreign currency translation adjustment, net		(28,722)
Comprehensive Loss	$	(323,047)

See Accompanying Notes to Combined Financial Statements.



MYD MARKET, INC. AND AFFILIATE
COMBINED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Member's Capital	Total
Balance, beginning of year	14,493	$ 145	$ 1,405,745	$ (116,711)	9,060	(29,769)	1,268,470
Net loss		-	-	(103,056)	-	(191,269)	(294,325)
Foreign currency translation adjustment, net		-	-	-	(28,722)	-	(28,722)
Balance, end of year	14,493	$ 145	$ 1,405,745	$ (219,767)	$ (19,662)	$ (221,038)	945,423

See Accompanying Notes to Combined Financial Statements.

MYD MARKET, INC. AND AFFILIATE
COMBINED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Operating activities:		
Net loss	$	(294,325)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Depreciation		28,212
Provision for doubtful accounts		170,000
Deferred tax credit		(37,447)
Changes in assets and liabilities:		
Customers' commissions receivable		(424,407)
Prepaid expense and other assets		15,598
Accounts payable and accrued expenses		494,494
Income taxes payable		97,183
Deposit with clearing broker		(39)
Net cash provided by operating activities		49,269
Effect of foreign exchange rate changes on cash and cash equivalents		(28,722)
Net increase in cash		20,547
Cash, beginning of year		597,384
Cash, end of year	$	617,931
Supplemental disclosure of cash flow data:		
Income taxes paid	$	129,919

See Notes to Combined Financial Statements.

6

Note 1 - Business and Summary of Significant Accounting Policies

MYD Market, Inc. ("MYD") is a Massachusetts corporation. MYD is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). During January 2014, the Company registered as an introducing broker with the Commodity Futures Trading Commission and was approved as a member of National Futures Association and also approved as a Swap Firm.

MYD's business is comprised primarily of agency commissions. The Company does not hold securities or carry margin accounts on behalf of customers. MYD acts as an introducing broker for institutional clients through the clearing arrangement with Vision Financial Markets LLC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements include the accounts of MYD and its affiliate, MYD Market B.V. ("BV"), as BV is substantially owned and controlled by MYD or the shareholders of MYD. BV is a private company with limited liability incorporated under the laws of the Netherlands and had no revenue during 2014. The combined financial statements present the combined financial results of MYD and BV (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in combination.

The combined financial statements were prepared in conformity with United States generally accepted accounting principles ("GAAP").

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Lease Term	Straight-line



Commissions Receivable

The Company carries its receivables from customers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables from its clearing broker and customers and establishes an allowance for doubtful accounts, if necessary, based on collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The allowance for doubtful accounts as of December 31, 2014, was $170,000.

Revenue and Expenses Recognition from Securities Transactions

Commission and expenses are recorded on the trade-date.

Foreign Currency Translation

The balance sheet of BV is translated at exchange rates in effect at the end of the year and the statement of operations is translated at average exchange rates during the year. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the combined statement of comprehensive loss and are reported as a component of other comprehensive income (loss). The annual currency translation adjustment decreased stockholders' equity by approximately $28,700 at December 31, 2014.

Comprehensive Income (Loss)

The components of other comprehensive income, (loss), such as changes in foreign currency translation adjustments are deducted from net loss to arrive at comprehensive loss.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's combined financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the combined financial statements as appropriate.

Accrued interest and penalties and related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in Massachusetts, New York State and New York City. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.

BV is subject to foreign income taxes by the taxing authorities of the Dutch Netherland jurisdictions. BV is no longer subject to income tax examinations by the taxing authorities of the Dutch Netherlands for years before 2011.

Uses of Estimates

The preparation of combined financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Subsequent Events

The Company evaluates events occurring after the date of the combined statement of financial condition for potential recognition or disclosure in its combined financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its combined statement of financial condition.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2014:

Furniture and fixtures	$ 58,727
Office and other equipment	194,701
	253,428
Less: accumulated depreciation	239,596
	$ 13,832

Depreciation expense for the year ended December 31, 2014, was approximately $28,000.

Note 4 – Provision for Income Taxes

Current:	
Federal	$112,902
State and local	50,244
	163,146
Deferred:	
Federal	(27,700)
State and local	(9,747)
	(37,447)
	$125,699

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2014, are as follows:

Deferred tax asset, net:	
Loss on investment in MYD Market B.V.	$51,852
Depreciation	(5,703)
Provision for doubtful accounts	70,008
	116,157
Less: valuation allowance	56,823
	$59,334



Deferred tax asset, net, at December 31, 2014, represents the anticipated federal, state and local tax benefits that are expected to be realized in the future upon the utilization of the

underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset except for the tax benefit of losses attributable for the foreign subsidiary. Accordingly, there is a valuation allowance recorded against the deferred tax asset at December 31, 2014, amounting to $56,823.

Note 5 – Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31 2014, the Company's net capital was approximately $151,000, which was approximately $51,000 in excess of its minimum requirement of $100,000.

Note 6 – Off-Balance Sheet Risk and Concentration of Credit Risk

Pursuant to a clearance agreement, the Company introduces securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The Company is required to have a clearing deposit of approximately $50,000 with the clearing broker. At December 31, 2014, a total of $50,000 is included in the clearing deposit in the combined statement of financial condition.

The Company periodically maintains cash balances in a financial institution which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such account, and believes it is not subject to any significant credit risk on cash.



Note 7 – Commitments and Contingencies

Pursuant to lease agreements, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2014, was approximately $151,000.

Aggregate future lease payments of office space and equipment for the years subsequent to December 31, 2014 are as follows:

Year Ending December 31: Amount

2015	$153,140
2016	157,735
	$310,875



MYD MARKET, INC. AND AFFILIATE
SUPPLEMENTARY INFORMATION
RECONCILIATION OF MYD MARKET, INC. AND AFFILIATE FORM X-17A-5 PART II-A FILING
TO COMBINED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	Combined	MYD Market B.V. Eliminations	MYD Market,Inc. (stand alone) Form X-17A-5 Part II-A Filing
ASSETS			
Cash	$ 617,931	$ (19,133)	$ 598,798
Customers' commissions receivable, net	1,314,420		1,314,420
Deposit with clearing brokers	50,066		50,066
Deferred tax asset	59,334		59,334
Prepaid expense and other assets	88,984	(797)	88,187
Fixed assets, net	13,832		13,832
Investment in subsidiary	-	195,837	195,837
Total	$ 2,144,567	$ 175,907	$ 2,320,474

LIABILITIES AND EQUITY

	Combined	MYD Market B.V. Eliminations	MYD Market,Inc. (stand alone) Form X-17A-5 Part II-A Filing
Liabilities:			
Accounts payable and accrued expenses	$ 1,101,961	$ (64,793)	$ 1,037,168
Income taxes payable	97,183		97,183
Total	1,199,144	(64,793)	1,134,351
Equity:			
Common stock, 200,000 shares authorized; $.001 par value, 14,493 shares issued and outstanding	145		145
Additional paid-in capital	1,405,745		1,405,745
Accumulated deficit	(219,767)		(219,767)
Member's capital	(221,038)	221,038	-
Accumulated other comprehensive income (loss)	(19,662)	19,662	-
Total Equity:	945,423	240,700	1,186,123
Total	$ 2,144,567	$ 175,907	$ 2,320,474

NET CAPITAL

Net capital:

Total stockholder's equity	$ 1,186,123
Deduction of nonallowable assets:	
Deferred tax asset	59,334
Investment in subsidiary	195,837
Prepaid expense and other assets	88,187
Customers' commissions receivable	677,390
Fixed assets, net	13,832
Total	1,034,580
Net capital	151,543
Minimum net capital	100,000
Excess net capital	$ 51,543
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum	$ 44,732
Ratio of aggregate indebtedness to net capital	748.53%

MINIMUM NET CAPITAL

Computation of aggregate indebtedness (total liabilities)	$ 1,134,351
Minimum net capital at 6-2/3% of aggregate indebtedness	$ 75,623
Statutory minimum	$ 100,000
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or the statutory minimum)	$ 100,000

RECONCILIATION

Net capital, as reported in the Company's unaudited PART II-A of Form X-17A-5 as of December 31, 2014	$ 164,733
Audit adjustment to record accrued expense	(13,190)
Net capital, as adjusted	$ 151,543



See Report of Independent Registered Public Accounting Firm.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not carry securities for customer accounts in a custodial capacity; therefore, it is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm.





CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
MYD Market, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of MYD Market, Inc., in which (1) MYD Market, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MYD Market, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) MYD Market, Inc. stated that MYD Market, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MYD Market, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MYD Market, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



MYD MARKET, INC.
EXEMPTION REPORT
DECEMBER 31, 2014

MYD Market, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception;

I, James Curran , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

MYD MARKET, INC.

By: _____
James Curran, Controller

Dated: February 27, 2015



See Report of Independent Registered Public Accounting Firm.



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholders
MYD Market, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MYD Market, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating MYD Market, Inc.'s compliance with the applicable instructions of Form SIPC-7. MYD Market, Inc.'s management is responsible for MYD Market, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the bank statement debit entry denoting the date, amount and payee, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences. Such adjustments were related to interest and dividends. Supporting schedules include FOCUS reports and the trial balance; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences. Supporting schedules include FOCUS reports and detailed work papers summarizing the calculation;



CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2015



MYD MARKET, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2014

General Assessments at .0025	$17,544
Payment Remitted with Form SIPC-6	(8,484)
Amount Due with Form SIPC-7	$ 9,060

<u>SIPC COLLECTION AGENT: Securities Investor Protection Corporation</u>

See Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7).

